General Cleaning and Maintenance

A Nevada Corporation

412 Martha St.

Las Vegas, NV 89110

September 2, 2011

VIA EDGAR TRANSMISSION AND FACSIMILE

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Mr. Adam F. Turk

Attorney-Adviser

Facsimile: 703-813-6984

Re: General Cleaning and Maintenance

File No.: 333-173222

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, General Cleaning and Maintenance, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-173222) to become effective at 4:00 PM Eastern Standard Time on Tuesday, September 6, 2011, or as soon thereafter as practicable.

Further, the Company acknowledges that:

  Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

  The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1953 or by facsimile at (702) 221-1963. Thank you for your assistance and cooperation.

Respectfully submitted,

By: /s/ Rocio Corral

Rocio Corral

Chief Executive Officer

cc: Thomas C. Cook, Esq.